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                                                                     EXHIBIT "H"




                                                  CONTACT: Eugene Melnyk
                                                           Chairman of the Board
                                                           Robert Podruzny
                                                           President
                                                           (416) 285-6000

FOR IMMEDIATE RELEASE:

       *BIOVAIL AND MYLAN SIGN GENERIC VERELAN(R) CO-MARKETING AGREEMENT*
                      - PRODUCT BEING SHIPPED IMMEDIATELY -

TORONTO, Canada, May 19th, 1999 - Biovail Corporation International (NYSE,TSE:BVF) today announced that its subsidiary has entered into an arrangement with Mylan Laboratories Inc. (NYSE:MYL) and a subsidiary of Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVIY), for the marketing of all dosages of a generic version of Verelan(R), a calcium channel blocker used for the treatment of hypertension. Current sales of Verelan(R) in the United States market exceed $90 million.

         The product is to be shipped immediately as a result of the parties' agreement to take advantage of Biovail's first ANDA filer status and Mylan's product approval on April 28, 1999. As a result of this Agreement, Teva and Mylan will each enter the market with a generic product at an earlier date than they would have otherwise, which will be of benefit to the patient population who are on this medication. Each company will market and price the product independently.

         Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

         To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Companys' filings with the Securities and Exchange commission.